EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
September 25, 2009
Mr. Robert S. Littlepage, Jr., Accounting Branch Chief
Ms. Melissa Kindelan, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. — File No. 001-07731; Response to SEC Staff Comment Letter dated August 12, 2009
Dear Mr. Littlepage and Ms. Kindelan,
This letter responds to the Staff’s August 12, 2009 letter (the “Letter”) to Emerson Radio Corp. (“Emerson” or the “Company”) requesting additional information and documentation concerning the Company’s accounting policies relating to revenue recognition, sales allowances, marketing support programs, promotions and volume based incentives.
Introduction
Our response is divided into two parts. The first portion of the letter describes in general terms the Company’s accounting policies and practices relating to revenue recognition, sales allowances, marketing support programs, promotions and volume based incentives. As our prior correspondence and discussions with the Staff have led us to believe that the Staff is of the view that different principles and treatment should be applied in accounting for the transactions in question, we have summarized what we believe to be a potential alternate treatment under generally accepted accounting principles (“GAAP”) and have attempted to illustrate by example the resulting differences in financial reporting which would result from the differing treatments.
As part of our discussion of applicable accounting principles, we have focused on related accounting determinations (particularly account receivable valuations) which the Company is required to make on the balance sheet dates as of and for which Emerson reports operating results. From this analysis, we have concluded that had the Company utilized the alternate accounting treatment proposed, Emerson’s operating profit or loss would be unchanged from that reported. It should be noted, however, that the accounting treatment used by Emerson, which classifies these items as contra-sales rather than selling, general and administrative expenses (“SG&A”), leads to lower reported net revenues and SG&A than would be reported using what we understand the alternate treatment under GAAP may be based on our previous correspondence with the Staff.
The second part of this letter consists of direct responses to the three comments set forth in the Staff’s letter of August 12, 2009.
Accounting Policies
Emerson’s Accounting Policies Relating to Accruals of Reserves at the Time of Sale
More than 90% of Emerson’s sales are made to four customers, each of which is a very large national retailer. Revenue from each sale is recognized in accordance with the revenue recognition rules dictated by GAAP, including but not limited to SAB 104 and SAB 101 and the four conditions to recognition of revenue specified therein.
At the time of sale, the Company reduces recognized gross revenue by allowances to cover (i) estimated sales returns as required by FAS 48, (ii) sales incentives offered to customers that meet the criteria for accrual under paragraph 22 of EITF 01-9 and (iii) an estimated amount to recognize additional non-offered deductions we anticipate will be taken by customers and for which Emerson has no practical legal redress to recover. This letter addresses only items (ii) and (iii) above.
The amounts to be accrued for items (ii) and (iii) above are documented by Emerson at the time of sale on internal forms known as “program sheets,” which are maintained by sales administration personnel using data provided by sales personnel. Each month, an analysis is performed by the sales administration and accounts receivable departments, which details by customer the amount of (1) sales allowances to accrue each month based on the program parameters found on the program sheets and the actual periodic sales results and (2) accrual reductions to reflect customers’ actual deductions from outstanding Accounts Receivable taken during the month. Such deductions consist not only of previously offered sales incentives but also non-offered deductions regularly taken by customers and for which Emerson has no practical legal redress to recover. This analysis is used by the finance department to record the activity to the general ledger of the company. The accruals for offered incentives are required to be recorded as contra-revenue items at the time of sale under EITF 01-9. The accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within SAB 104’s and 101’s four revenue recognition criteria, all of which are required to be met in order to recognize revenue. The aggregate amount of sales allowance reserves is examined quarterly to ensure its adequacy and reasonableness.
Emerson’s Understanding of the Potential Alternate Accounting Treatment Relating to Accruals of Reserves at the Time of Sale, as communicated by the Staff

It is the Company’s understanding that it is the view of the Staff that there is an alternate accounting method under GAAP which may be adopted by Emerson. Under this method, if Emerson offers or a customer later takes, without an explicit offer, a sales incentive of the type described in paragraph 22 of EITF 01-9, accrual thereof can only be made at a time no earlier than the date the incentive is offered to the customer.
Discussion
Were EITF 01-9 the only applicable standard for determining the amount of revenue to be recognized and the accrual of reserves for sales incentives in accordance with GAAP, the Company would have been prematurely accruing reserves by doing so on the date of sale. However, because the circumstances and business conditions faced by Emerson described above as category (iii) are not specifically addressed within EITF 01-9, Emerson has looked to the revenue recognition principles and requirements embodied within SAB 104 and 101 for guidance and, accordingly, makes an additional accrual at the time of sale as a reduction of revenue for the estimated future amount of non-offered deductions that Emerson expects its customers will take when settling their Accounts Receivable balances. These estimates are amounts for which collectability is not reasonably assured at the time of sale.
Were Emerson to adopt this alternate accounting treatment, limiting its application of GAAP with regard to revenue recognition so that only offered sales allowances under EITF 01-9 were recordable, we believe that Emerson would still be required to reserve the same estimated amounts of expected future non-offered customer deductions at the time of sale due to the resulting overstatement of accounts receivable.
On each financial reporting date, Emerson is required to and does value its Accounts Receivable in accordance with paragraphs 1, 8, 22 and 23 of FAS 5 in order to ensure that its Accounts Receivable are reported at their net realizable value (total amount of receivables less an estimated allowance for uncollectible accounts). Accounts Receivable arising from the types of credit sales which the Company makes involve some degree of uncertainty about collectability and thus a contingency exists within the meaning of paragraph 1 of FAS 5. Under paragraph 8 of FAS 5, a loss contingency must be accrued if it is probable that a loss has been incurred and the amount thereof can be reasonably estimated.
Based on prior experience with its limited number of customers and products and the specific and detailed program sheets for each sale to each customer of each product, the amount of its receivables which are not collectible due to the non-offered future expected customer deductions can be reasonably estimated and an accrual must therefore be made according to FAS 5.
Financial Impact — Illustrations of Differences and End Results

To illustrate the financial reporting differences between application of the Company’s current accounting policies and those of the potential alternate treatment, we have constructed the following simplified example:
     Assumptions:
•	The Company had no Accounts Receivable outstanding at the beginning of the quarter.

•	During the quarter, the Company has only one $100 sale; its cost of sale is $85.

•	As part of that sale, the Company offers and documents a $1 sales incentive to the customer which meets the conditions for accrual specified in paragraph 22 of EITF 01-9.

•	The program sheet developed by the sales personnel in connection with the sale includes detailed information not only as to the $1 offered but also as to the composition of an additional $2 that, based on past history with the customer and product, is likely to be taken as a further deduction by the customer.

•	As of the end of the quarter, the receivable remains outstanding.
As of Date of Sale

	Current	Alternate
	Accounting	Potential
	by Emerson	GAAP Method

Sales	$97	$99
Cost of Sales	85	85

Gross Profit	12	14
S, G &A Expense	0	0

Operating Income	$12	$14

As of Reporting Date

	Current	Alternate
	Accounting	Potential
	by Emerson	GAAP Method

Sales	$97	$99
Cost of Sales	85	85

Gross Profit	12	14
S, G &A Expense	0	2

Operating Income	$12	$12

     Summary
In short, even if Emerson were to adopt an accounting framework under which accruals for sales incentives are recorded as contra-revenue items only if they are made in accordance with the standards articulated in paragraph 22 of EITF 01-9, the Company’s periodic operating profit would remain as reported because, as of the balance sheet date, Emerson is required to report its receivables at realizable value. Were it not to do so, its periodic income would be overstated.
Specific Responses to August 12, 2009 Staff Comments
Set forth below are Emerson’s responses to the Staff“s comments:
1. In your letter dated July 24, 2009 you described your accounting policy as it relates to your sales allowances, marketing support programs, promotions, and volume-based incentives (the “arrangements”). Please describe for us each of these arrangements and explain in extensive detail how and when the offer associated with each arrangement is communicated. Particularly, discuss the initial arrangements, not the additional arrangements that may take place subsequent to the recognition of revenue.
The “Communicated” programs, namely those that are offered at the time of sale (which as set forth in the supplemental information provided to the Staff represent approximately one third of the sum of the accruals then taken and the revenue not recognized) and for which an accrual is made in accordance with EITF 01-9 consist of the following:
•	Defective Product Allowance — offered to some customers in lieu of a return privilege.

•	Freight Allowance — offered to some customers to help defray the customer’s own freight costs

•	Marketing Support — offered to some customers to reimburse the customers for marketing Emerson’s products in various ways

•	Volume Incentive Rebate — offered to some customers if they reach a certain aggregate purchase volume of Emerson Products

•	Load (Unique Program) — For and at the request of a single customer, Emerson, at the time of sale, agreed to accept as payment in full an amount less than the original invoice.
These arrangements are communicated and agreed with the customer either during the sales negotiation phase of the discussions between Emerson’s sales force and the customers’ buying departments, or at the time the customer sends in a purchase order to Emerson indicating the presence of a desired arrangement at which time Emerson must decide if it wishes to offer that arrangement. The arrangements so communicated between Emerson and its customers are documented between Emerson and the customers either in e-mails or other written correspondence, vendor agreements or purchase orders and are reflected internally on the program sheets provided to the Finance Department.

2. In addition, you state that the incentives provided to retailers and distributors are accounted for in the period in which the related sale is recognized in accordance with FAS 48 and EITF 01-9. In accounting for an incentive under EITF 01-9, paragraph 22 states that the cost of the sales incentive should be recognized at the later of the date the related revenue is recorded or the date at which the sales incentive is offered. Please confirm to us, and disclose in all future filings, that your accounting policy complies with paragraph 22 of EITF 01-9. Specifically, confirm that you do not recognize an incentive in the financial statements until it has been offered. Provide us evidence to support your assertion. If you have not made the offer as required by EITF 01-9, please correct your financial statements.
Paragraph 22 of EITF 01-9 contemplates an offering of a concession by a vendor in a manner which is fundamentally different than the way in which the non-offered allowances previously described are taken by customers of Emerson. It is the Company’s view that paragraph 22 of EITF 01-9 does not apply in any instance in which there is not an offer; therefore Emerson has not relied on paragraph 22 of EITF 1-09 to support its accruals made at the time of sale for estimated allowances that have not been offered to the customer on that date but that the Company believes will be taken by the customer. But, the Company believes that there are other overriding accounting principles which prohibit it from recognizing as revenue that portion of the sales price which it believes (based upon its extensive experience with its customers and product lines and the deductions from invoices estimated to be taken by customers and as evidenced by the program sheets prepared by its sales staff and reviewed by the finance department in advance of shipment) ultimately will not be collected in cash. Rather it recognizes as revenue only that portion of the initial sales price which meets the four basic revenue recognition criteria spelled out in SAB 104, SAB 101 and other applicable accounting guidance.
In response to the Staff’s request for evidence to support our assertion and pursuant to Rule 418 promulgated under the Securities Act of 1933 (“Rule 418”) and Rule 12b-4 promulgated under the Securities Exchange Act of 1934 (“Rule 12b-4”), we have provided on a supplemental basis to the Staff concurrently herewith data files to support our accounting policy. Such information is not to be filed with or deemed part of any report that the Company is required to file pursuant to the Securities Exchange Act of 1934.
3. Please tell us the amount recorded as a liability on your balance sheet as of March 31, 2009 and 2008 as it relates to sales allowances, marketing support programs, promotions, and volume-based incentives.
March 31, 2009 — $3,960,485 (excludes i-pod marketing fund)
March 31, 2008 — $5,272,333 (excludes i-pod marketing fund)
In addition, please explain to us in extensive detail how each amount was determined and provide us a comprehensive analysis that supports each amount.

In response to the Staff’s request for a comprehensive analysis of the amounts recorded as of the March 31, 2008 and 2009 balance sheets and pursuant to Rule 418 and Rule 12b-4, we have provided on a supplemental basis to the Staff and concurrently herewith data files which contain an analysis of the accrual transactions recorded in the relevant periods and the related supporting detail as to how each amount was determined. Such information is not to be filed with or deemed part of any report that the Company is required to file pursuant to the Securities Exchange Act of 1934.
And finally, provide us evidence that you have made offers in connection with the amounts that are recorded on the balance sheet
The communicated items and those for which the Company has relied on EITF 01-9 as the basis for accrual total only $661,762 at March 31, 2009 and $625,099 as of March 31, 2008. Internal evidence of the offers are reflected in the program sheets supplied to the Staff supplementally and on a confidential basis; external documentation is contained in e-mail or other written correspondence, vendor agreements or purchase orders, none of which we have been able to retrieve in advance of providing this response. Please advise us if you believe it necessary for us to research such documentation for specific accruals.
Thank you very much for your courtesies in this matter.
Sincerely,

/s/ Greenfield Pitts
Greenfield Pitts
Chief Financial Officer